June 8, 2026

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	American Eagle Gold Corp.

Registration Statement on Form F-10 (Subject Company: Pacific Booker Minerals Inc.)

SEC File No. 333- 295064

Application for Withdrawal of Registration Statement

On April 15, 2026, American Eagle Gold Corp. (the “Company”) filed a Registration Statement on Form F-10 (File No. 333-295064) (the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”). The Registration Statement has not become effective.

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby requests the withdrawal of its Registration Statement. The Company is requesting such withdrawal in accordance with the terms and conditions of the offer and accompanying take-over bid circular dated April 14, 2026. The Company confirms that no securities have been or will be distributed, issued or sold pursuant to the Registration Statement or the Offer to Purchase and Circular contained therein. The Company believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act.

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Company receives notice from the Commission that this application will not be granted. If you have any questions regarding this request for withdrawal, please contact the undersigned at (416) 644-1567.

Very truly yours,

/s/ Anthony Moreau
Anthony Moreau
Chief Executive Officer

cc:	Penny J. Minna

DLA Piper LLP (US)